SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                   AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                               (Amendment No. 1)1

 Advanced Neuromodulation Systems, Inc. (formerly known as Quest Medical, Inc.)
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                                (Name of Issuer)

                     Common Stock, $.05 Par Value Per Share
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                         (Title of Class of Securities)

                                   000757T101
                  ---------------------------------------------
                                 (CUSIP Number)

                              Christopher G. Chavez
                     Advanced Neuromodulation Systems, Inc.
                              6501 Windcrest Drive
                                    Suite 100
                               Plano, Texas 75024
                                 (972) 309-8000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 7, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 000757T101                   13D            Page 2 of 4 Pages
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1.      NAME OF REPORTING PERSON
        IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Robert L. Swisher, Jr.
                 S.S. No. ###-##-####
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*

                  PF
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                      7.    SOLE VOTING POWER

                            570,000(1)
 NUMBER OF SHARES     ----------------------------------------------------------
   BENEFICIALLY       8.    SHARED VOTING POWER
     OWNED BY
       EACH           ----------------------------------------------------------
    REPORTING         9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                 570,000(1)
                      ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  570,000(1)
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12.     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES* [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.62%(2)
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14.     TYPE OF REPORTING PERSON*

                  IN
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(1)      Mr. Swisher holds a warrant to purchase 100,000 shares of Advanced
         Neuromodulation Systems, Inc. Common Stock, par value $.05 per share, which became exercisable as of February 21, 1997. Mr. Swisher owns directly 470,000 shares of such Common Stock.

(2) The total number of outstanding shares of Advanced Neuromodulation Systems, Inc. Common Stock have been increased pursuant to Rule 13d-3(d)(1)(i) to include the 100,000 shares subject to a warrant held by Mr. Swisher, which became exercisable on February 21, 1997.

         This Amendment No. 1 relates to a Schedule 13D filed on February 21, 1997 by Robert L. Swisher, Jr. with respect to shares he beneficially owns of the Common Stock, par value $.05 per share (the "Common Stock") of Advanced Neuromodulation Systems, Inc., a Texas corporation formerly known as Quest Medical, Inc. (the "Company"), the principal executive offices of which are located at 6501 Windcrest Drive, Suite 100, Plano, Texas 75024.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  In consideration for a loan in the amount of $2,000,000 made by Mr. Swisher to the Company, on February 21, 1997 the Company issued to Mr. Swisher a warrant to purchase a total of 100,000 shares of Common Stock at an exercise price of $6.50 per share (the "Warrant"). The Warrant became exercisable in full on the date of issue and is exercisable for a five year period thereafter.

                  Mr. Swisher owns directly 470,000 shares of Common Stock, 400,000 of which were acquired on January 17, 1997 and 70,000 of which were acquired on April 7, 1999. The shares owned directly by Mr. Swisher were acquired with personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the close of business on December 31, 1999, Mr. Swisher owns directly 470,000 shares of Common Stock and owns the right to acquire 100,000 shares of Common Stock pursuant to the Warrant. Therefore, Mr. Swisher beneficially owns (within the meaning of Rule 13d-3(d)(1)) 570,000 shares of Common Stock, which represents approximately 7.62% of the issued and outstanding shares of Common Stock (as calculated in accordance with such rule), based on 7,385,629 shares of Common Stock issued and outstanding (as represented in the Company's Form 10-QSB for the quarter ended September 30, 1999).

                  (b) Mr. Swisher has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 470,000 shares of Common Stock he owns directly. Mr. Swisher does not have the power to vote or direct the vote of, or the power to dispose or direct the disposition of, the 100,000 shares of Common Stock underlying the Warrant unless and until the Warrant is exercised to acquire such shares. The responses to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

                  (c) Mr. Swisher purchased 400,000 shares of Common Stock he owns directly on January 17, 1997 and the remaining 70,000 shares of Common Stock he owns directly on April 7, 1999. Mr. Swisher has not sold any shares of Common Stock during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.


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

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated as of January 03, 2000               /s/ Robert L. Swisher, Jr.
                                           --------------------------
                                           Robert L. Swisher, Jr.